# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Business Travel Group, Inc., CIK 0001820872
CUSIP: 37890B100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 666 Third Avenue, New York, New York (NY), 10017
Date of event which requires filing of this statement: 05/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002052113
Persons authorized to receive notices and communications: David Maryles,, Managing Director, Legal and Compliance, BlackRock, Inc., 50 Hudson Yards, New York, New York (NY), 10001, (212) 810-5300

## Reporting persons
- BlackRock Portfolio Management LLC (CIK 0002052113): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 39,178,490; shared voting power 0; sole dispositive power 39,188,066; shared dispositive power 0; aggregate amount beneficially owned 39,188,066 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Global Business Travel Group, Inc.
Address of issuer's principal executive offices: 666 Third Avenue, New York, New York (NY), 10017
Comment: This Schedule 13D (this "Schedule 13D") relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Global Business Travel Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 666 Third Avenue, New York 10017. Certain of the securities reported herein were previously included in a statement on Schedule 13G filed by BPM on April 15, 2025.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by BlackRock Portfolio Management LLC, a Delaware limited liability company ("BPM"), and an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock"), on behalf of the Reporting Business Units (as defined below).

In accordance with SEC Release No. 34-39538 (January 12, 1998), BPM is reporting securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities is disaggregated from that of the Reporting Business Units in accordance with such release.
Residence or business address: The principal office and business address of BPM is 50 Hudson Yards, New York, NY 10001.
Present principal occupation or employment: Current information concerning the identity and background of each of the executive officers and directors of BlackRock, as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A (collectively, the "Covered Persons"), attached hereto and incorporated herein by reference. BPM does not have any executive officers or directors.
Criminal convictions in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Civil proceedings (securities laws) in the last five years:
During the last five years, neither BPM, nor to the best of its knowledge, any Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BPM constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act.
Citizenship: Current information concerning the identity and background of each Covered Person is set forth on Annex A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of May 2, 2026, the Reporting Business Units beneficially owned 39,188,066 shares of Class A Common Stock. Such shares of Class A Common Stock were acquired for an aggregate purchase price of approximately $226.2 million. The Reporting Business Units acquired such shares for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Reporting Business Units.

See Annex A for applicable information regarding Covered Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Class A Common Stock of the Issuer reported on this Schedule 13D was acquired in the ordinary course of business for investment purposes by the Reporting Business Units.

On May 2, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Gaia Purchaser, Inc., a Delaware corporation ("Parent"), and Gaia Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which the Issuer is to be acquired by Long Lake Management Holdings Inc. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Parent. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A Common Stock (other than any shares held by the Issuer as treasury stock, owned by Parent or any of its subsidiaries (including Merger Sub), unvested pursuant to a side letter with the Issuer, pursuant to which appraisal rights have been properly exercised and perfected (and not withdrawn or lost) in accordance with Section 262 of the DGCL, and, if applicable, any shares held by any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) or of the Issuer that are converted in the manner set forth in the Merger Agreement) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50, without interest thereon.

In connection with the execution of the Merger Agreement, BR Investors Juweel, L.P., an advisory client of a Reporting Business Unit ("BR Investors"), entered into a Voting and Support Agreement (the "Voting Agreement") with Parent, Merger Sub and the Issuer. Under the Voting Agreement, BR Investors agreed to, among other things, vote or execute consents with respect to all of its shares of Class A Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger and against any Acquisition Proposal (as defined in the Voting Agreement), subject to certain terms and conditions contained therein. As of May 2, 2026, BR Investors beneficially owned 38,973,092 shares of Class A Common Stock. In addition, BR Investors agreed that prior to the Termination Date (as defined in the Voting Agreement) it will not (and will cause its controlled affiliates not to) directly or indirectly transfer any shares of Class A Common Stock beneficially owned by BR Investors, subject to certain exceptions for Permitted Transfers (as defined in the Voting Agreement). BR Investors also agreed to certain non-solicitation provisions as set forth in the Voting Agreement.

The foregoing description of the Voting Agreement and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to the form of Voting Agreement which is filed as Exhibit 1 hereto and are incorporated by reference herein.

Each of the Reporting Business Units expects to review, consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in the Issuer and intends, subject to the terms and conditions of the Voting Agreement, to take any and all actions that it deems appropriate with respect to the performance of its investment. This may include increasing or decreasing their positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, on such terms and at such times as such Reporting Business Units may deem advisable and/or to enter into transactions that increase or decrease their economic exposure to the shares of Class A Common Stock without affecting their beneficial ownership of the shares of Class A Common Stock or adjust their exposure to the shares of Class A Common Stock in ways that would affect their beneficial ownership of the shares of Class A Common Stock. Any acquisitions or dispositions will depend upon (i) such Reporting Business Unit's investment strategy, including any event-driven strategies, (ii) market conditions and portfolio-management concerns, including liquidity and exposure preferences; (iii) the price and availability of the Issuer's securities; (iv) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (v) such Reporting Business Unit's general investment policies with respect to the applicable accounts; (vi) other investment and business opportunities available to such Reporting Business Unit; (vii) general market and economic conditions; (viii) tax considerations; (ix) regulatory and other approvals; and (x) such other factors as each Reporting Business Unit may consider relevant. Further, certain Reporting Business Units may engage in discussions with representatives of the Issuer or Parent or their respective affiliates regarding the transaction contemplated by the Merger Agreement, including the provision of equity or debt financing with respect thereto.

Except as set forth in this Schedule 13D and in the Voting Agreement, BPM and each Reporting Business Unit has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

See Annex A for applicable information regarding Covered Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of BPM to Rows (11) and (13) of the cover page of this Schedule 13D are incorporated herein by reference. None of the Covered Persons beneficially owns any shares of Class A Common Stock.

The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by BPM was calculated based on 523,342,918 shares of Class A Common Stock issued and outstanding as of March 17, 2026, as disclosed in the Issuer's Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of BPM to Rows (7) through (10) of the cover page of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Annex B, attached hereto, sets forth the transactions that were effected by the Reporting Business Units in the Class A Common Stock during the 60-day period ended May 2, 2026. The transactions in the Class A Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.
Other persons with the right to receive dividends or sale proceeds: Except for investment advisory clients of the Reporting Business Units, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock, no other person is known by BPM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock that may be beneficially owned by the Reporting Business Units. The interest of one such person, BR Investors, in the Class A Common Stock of the Issuer relates to more than five percent of the Issuer's outstanding Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is hereby incorporated herein by reference.

Accounts managed by the Reporting Business Units have entered into short positions with respect to 2,027,221 shares of Class A Common Stock (the "Short Positions"), representing economic exposure to approximately 0.4% of the total issued and outstanding shares of Class A Common Stock, as of May 2, 2026. The Short Positions provide the Reporting Business Units with economic results that are opposite to the economic results of ownership. The lenders of the Short Positions are unaffiliated third-party financial institutions. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class A Common Stock that are the subject of the Short Positions. Additionally, accounts managed by the Reporting Business Units have entered into short derivative agreements in the form of cash-settled swaps with respect to 1,500,922 shares of Class A Common Stock (the "Short Derivative Agreements"), representing economic exposure to approximately 0.3% of the total issued and outstanding shares of Class A Common Stock, as of May 2, 2026. The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Class A Common Stock that are the subject of the Short Derivative Agreements. BPM and the Reporting Business Units hereby expressly disclaim beneficial ownership of the shares of Class A Common Stock that are the subject of the Short Derivative Agreements. The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D and in the Voting Agreement, there are no contracts, arrangements, understandings or relationships between BPM and any other person with respect to any securities of the Issuer or among the Reporting Business Units, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Class A Common Stock that are loaned out in the ordinary course of certain Reporting Business Units' securities lending programs).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

1. Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 4, 2026).
24. Power of Attorney, dated July 1, 2025, relating to BlackRock Portfolio Management LLC (incorporated by reference to Exhibit 24 to Schedule 13G filed by BlackRock Portfolio Management LLC on April 30, 2026 with respect to the common stock of Crown Holdings, Inc. (SEC file number 005-79539)).

## Signatures
- BlackRock Portfolio Management LLC: /s/ David Maryles, David Maryles/Attorney-in-Fact (05/05/2026)